Exhibit 99.1

PolyPid Unveils a Long-Acting GLP-1 Receptor Agonists Delivery Platform Targeting the Diabetes and Weight Loss Market

PolyPid’s proprietary and clinically validated, prolonged-release drug delivery technology aims to subcutaneously deliver GLP-1 for approximately 60 days, compared to current standard of care of weekly injections.

The GLP-1 delivery platform expands PolyPid’s product portfolio beyond the recently successful Phase 3 D-PLEX100, demonstrating versatility of the Company’s proprietary drug delivery platforms in multiple major therapeutic areas.

PETACH TIKVA, Israel, July 15, 2025 -- PolyPid Ltd. (Nasdaq: PYPD) (“PolyPid” or the “Company”), a late-stage biopharma company aiming to improve surgical outcomes, today unveiled its long-acting GLP-1 receptor agonists (glucagon-like peptide-1 RA) delivery platform which aims to subcutaneously release GLP-1 RA for approximately 60 days, significantly longer than current weekly injection regimens. The platform releases GLP-1 in a linear way, overcoming the burst release seen with the current weekly delivered molecules. This discovery has the potential to significantly expand PolyPid’s offering to a market which is projected to reach $100 billion by 2030.1

“This recent discovery represents a potential paradigm shift in GLP-1 therapy delivery that could transform patient care in the rapidly expanding diabetes and weight management markets,” said Dikla Czaczkes Akselbrad, Chief Executive Officer of PolyPid. “By harnessing our proprietary prolonged-release technology, we aim to provide patients with consistent, therapeutic levels of GLP-1 for approximately 60 days with a single administration, potentially eliminating the need for weekly injections. This new pipeline discovery potentially marks a significant advancement in improving medication adherence and patient outcomes, addressing a critical gap in the treatment of obesity and type 2 diabetes chronic diseases.”

PolyPid’s proprietary technology is a sophisticated drug delivery system consisting of a polymer-lipid based matrix that creates a protected drug reservoir. This unique matrix architecture enables controlled and continuous drug delivery in the body over a prolonged time (weeks to months) in a single application. The technology has been clinically validated in over 1,000 patients including in two Phase 3 trials with no major safety concern.

About PolyPid

PolyPid Ltd. (Nasdaq: PYPD) is a late-stage biopharma company aiming to improve surgical outcomes. Through locally administered, controlled, prolonged-release therapeutics, PolyPid’s proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology pairs with Active Pharmaceutical Ingredients (APIs), enabling precise delivery of drugs at optimal release rates over durations ranging from several days to months. Following positive phase 3 results of D-PLEX100, PolyPid’s lead product candidate, for the prevention of abdominal colorectal surgical site infections, New Drug Application (NDA) submission is expected in early 2026. In addition, the Company is currently in preclinical stages to test the efficacy of OncoPLEX for the treatment of solid tumors, beginning with glioblastoma.

For additional Company information, please visit http://www.polypid.com and follow us on Twitter and LinkedIn.

[1]	(I) Goldman Sachs estimates the Diabetes and Weight loss market could reach $100 billion by 2030, driven primarily by GLP-1: https://www.goldmansachs.com/insights/articles/anti-obesity-drug-market; (II) J.P. Morgan Research forecasts that the GLP-1 market will exceed $100 billion by 2030, driven equally by diabetes and obesity usage: https://www.jpmorgan.com/insights/global-research/current-events/obesity-drugs

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential benefits and advantages of long-acting GLP-1 receptor agonists delivery platform, that the discovery has the potential to significantly expand PolyPid’s offering to a market which is projected to reach $100 billion by 2030, that this discovery represents a potential paradigm shift in GLP-1 therapy delivery that could transform patient care in the rapidly expanding diabetes and weight management markets and that it potentially marks a significant advancement in improving medication adherence and patient outcomes, addressing a critical gap in the treatment of obesity and type 2 diabetes chronic diseases, and the timing of the NDA submission. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on February 26, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites.

Company Contact:

PolyPid Ltd.

Ori Warshavsky

908-858-5995

IR@Polypid.com

Investor & IR Contact:

Arx | Capital Markets

North American Equities Desk

polypid@arxadvisory.com